T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@coralgold.com www.coralgold.com

May 7, 2009
Trading Symbols: TSX Venture – CLH
OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

RESIGNATION OF DIRECTOR

Coral Gold Resources Ltd. (the “Company”) announces that Mr. Vic Chevillon, M.Sc., C.P.G. has resigned his position as Director and member of the Corporate Governance Committee of the Company.  We thank Mr. Chevillon for his time and efforts and wish him every success in the future.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________
David Wolfin
President

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